SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 4, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Explanatory Note to the Fourth Quarter and 2008 Results

Ecopetrol, S.A. hereby clarifies the Administrative Expenses figure as well as the Commercialization and Projects figure under Operating Expenses as reported in our 2008 Financial Results, which were published on February 17, 2009. However, this clarification does not result in a change to our Operating Net Income and thus does not alter the results as reported on said date.

Up to, and including the third quarter of 2008, the non-deductible VAT (value-added tax) was included in the Administrative Expenses line item. However, as of the fourth quarter of 2008, Ecopetrol S.A. made the decision to reclassify this expense under the Commercialization and Projects Expenses line item, since VAT is more closely related to commercial expenses rather than administrative expenses.

For informational and comparison purposes, below please find a breakdown of our Operating Expenses figures, taking into account the VAT re-classification for each of the listed quarters:

ECOPETROL S.A.
Income Statements

	Non-Consolidated			Non-Consolidated Year Ended on Dec. 31		Consolidated Year Ended on Dec. 31

Billions of Colombian Pesos	4Q-08	4Q-07	3Q-08	2008	2007	2008	2007

Gross Profit	1,470	2,989	4,488	14,755	10,267	14,873	10,274
Operating Expenses
Administrative Expenses	126	121	96	366	322	382	322
Commercialization and Projects	771	420	382	1,745	1,165	2,073	1,166
Adjustment for Previous Quarters	(77)	(33)	54
Operating Net Income	650	2,481	3,956	12,644	8,780	12,418	8,786

Bogota, March 4, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 4, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer